EXHIBIT 8

Elliott Believes Qualcomm Can Deliver Value to its Shareholders at Prices for NXP Higher than $135 Per Share
Releases detailed UBS Financial Analysis laying out supporting financial data
The Report and Elliott’s Shareholder Letter can be viewed at dedicated website:
www.FairValueForNXP.com

NEW YORK (January 19, 2018) – Elliott Advisors (UK) Limited (“Elliott”), which advises funds which now collectively hold an increased economic interest in NXP Semiconductors N.V. (NASDAQ: NXPI) (“NXP”) of approximately 6.6%, today released a letter to NXP shareholders. In conjunction with that letter, Elliott has made available a new presentation which was prepared by UBS Investment Bank (“UBS”) for Elliott — the “UBS Financial Analysis”.
The new materials make the case that NXP is of significant strategic importance to QUALCOMM Incorporated (“Qualcomm”) and that such a transaction will deliver substantial value to Qualcomm shareholders at prices meaningfully higher than Elliott’s own assessment of standalone intrinsic value of $135 per share.
In summary, Elliott’s letter sets out the following points:
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Qualcomm’s shareholders would benefit from a transaction which delivers material diversification away from its declining licensing business and provides meaningful strategic and financial synergies. In Elliott’s view, an acquisition of NXP brings more dollars of strategically relevant diversification in high-growth segments of the semiconductor market to Qualcomm than any other company. Elliott also notes that these benefits would not be available to Qualcomm through other means of capital allocation such as a buyback;

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The synergies from the acquisition of NXP by Qualcomm alone could create between $19 and $48 of value per NXP share. NXP shareholders would be uniquely disadvantaged if a transaction occurred and these synergies were not appropriately and fairly shared. The average takeover premium paid on semiconductor and large cap deals during the last seven years was, based on one recent estimate, approximately 37%; and

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The UBS Financial Analysis shows that Qualcomm shareholders could benefit from a share price increase from unaffected levels, as a result of an NXP acquisition, in excess of 30% at prices meaningfully higher than Elliott’s view of NXP’s standalone value of $135 per share.

“We believe both Qualcomm and NXP shareholders stand to benefit from a credible offer for NXP — an offer which appropriately and fairly recognizes both NXP’s intrinsic value, the substantial value that will be delivered to Qualcomm and a control premium for NXP shareholders,” Elliott said in its letter to shareholders. “Even if one’s view of NXP’s intrinsic stand-alone fair value is below Elliott’s own estimate of $135 per share, we believe the analysis supports the finding that Qualcomm can deliver value to its shareholders at prices for NXP higher than $135 per share. Our increasing economic interest in NXP which has current market value of approximately $2.7 billion underscores our significant level of conviction in the value opportunity present at NXP today.”

About Elliott
Founded in 1977, Elliott Management Corporation is one of the oldest private investment firms of its kind under continuous management.  The firm’s investors include pension funds, private endowments, charitable foundations, family offices, and employees of the firm.  Elliott Advisors (UK) Limited is an affiliate of Elliott Management Corporation.

Our approach to NXP is consistent with our approach to many of our current and previous investments.  We have invested a significant amount of time and resources into understanding NXP, including hiring numerous advisors and consultants with whom we have worked together to receive input from over 50 industry participants.  We believe strongly in the value conclusions that we have drawn as a result of this effort.

Media Contacts

Sarah Rajani CFA
Elliott Advisors (UK) Limited
+44 (0) 20 3009 1475
srajani@elliottadvisors.co.uk

Stephen Spruiell
Elliott Management Corporation
+1 (212) 478 2017
sspruiell@elliottmgmt.com
And
Information Agent:
Pat McHugh
Okapi Partners LLC
+1 (212) 297 0720
info@okapipartners.com